 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX RECEIVES CONTINUED LISTING STANDARD NOTICE FROM THE NEW YORK STOCK EXCHANGE

CALGARY, ALBERTA (August 5, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announced that it has received a continued listing standards notice from the New York Stock Exchange (the “NYSE”) because the average closing price of Bellatrix’s common shares was less than US$1.00 per share over a period of 30 consecutive trading days.

In accordance with NYSE rules, Bellatrix has six months following receipt of the notification to regain compliance with the minimum share price requirement. Bellatrix can regain compliance at any time during the six-month cure period if the Company’s common shares have a closing share price of at least US$1.00 on the last trading day of any calendar month during the period and also has an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period. Bellatrix has notified the NYSE of its intent to cure this deficiency within the six-month cure period.

Bellatrix’s common shares continue to trade on the NYSE. However, starting on August 11, 2016, the NYSE will transmit the Company’s trading symbol with a “.BC” indicator until the price condition has been cured. The Company’s common shares also continue to trade on the Toronto Stock Exchange under the symbol “BXE” and that listing is not affected by the receipt of the NYSE notification. In addition, the Company’s U.S. Securities and Exchange Commission and Canadian securities regulatory authority reporting requirements are not affected by receipt of the NYSE notification

Forward Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical facts, that address activities that Bellatrix assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Bellatrix cautions that its intention to regain compliance with the NYSE’s continued listing standards and other forward-looking statements relating to Bellatrix are subject to all of the risks and uncertainties normally incident to such endeavors and to Bellatrix’s business of exploring for, developing, producing and selling oil and natural gas.

These risks relating to Bellatrix include, but are not limited to, oil and natural gas price volatility, its access to cash flows and other sources of liquidity to fund its capital expenditures, its level of indebtedness, its ability to replace production, the impact of the current financial and economic environment on its business and financial condition, a lack of availability of, or increase in costs relating to, goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves and other risks as described in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com